Our File Number: 28376.00001
Writer’s Direct Dial Number: 561.650.0709
Writer’s E-Mail Address: hburnston@gunster.com

September 8, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
Attn: Pamela A. Long, Assistant Director

Re:	IQ Micro Inc.
Registration Statement on Form 10-SB
Filed July 17, 2006
File No. 000-51796

Dear Ms. Long:

On behalf of IQ Micro Inc. (the “Company”), we enclose for filing under the Securities Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 to the Registration Statement on Form 10-SB, File No. 000-51796 (together with exhibits, the “Amended Registration Statement”).

This letter provides a full and complete response to the Staff’s letter, dated August 14, 2006 (the “Comment Letter”), to Johnny Christiansen, Chief Executive Officer of the Company, regarding the Registration Statement on Form 10-SB, File No. 000-51796, filed July 17, 2006 (together with exhibits, the “Initial Registration Statement”).

The responses set forth below are numbered in accordance with the numbered comments from the Comment Letter. Although this letter contains the text of each of the Staff’s comments itemized by number, with corresponding response immediately following, we have enclosed a copy of the Comment Letter for the Staff’s convenience. All references to page numbers below refer to the pages of the Amended Registration Statement.

General

1.	Please update your financial statements to comply with Item 310(g) of Regulation S-B at the effective date of your registration statement.

The Amended Registration Statement has been updated to include the Company’s consolidated financial statements as of September 30, 2005 and June 30, 2006 (unaudited) and for the year ended September 30, 2004, for the periods from October 1, 2004 to June 8, 2005, from June 9, 2005 to September 30, 2005 and June 30, 2006 (unaudited) and for the period from June 9, 2005 to June 30, 2006 (unaudited) (Development Stage Period), to comply with Item 310(g) of Regulation S-B. The Company recognizes that it will be required to be in compliance with Item 310(g) at the effective date of its registration statement.

Securities and Exchange Commission
September 8, 2006

Item 1. Description of Business, page 2

Business of Issuer, page 2

2.
We note the disclosure in the bullet points on page 4. It is not clear from your disclosure whether Osmotex’s technology can currently be used or whether it needs further development for the listed technologies and applications. Please clarify. In this regard, we note your disclosure in the second paragraph below the bullet points on page 9.

The Company has added disclosure on page 4 of the Amended Registration Statement to clarify that Osmotex’s technology, in its current form, is ready to be licensed to manufacturers. Osmotex’s technology has reached the prototype stage, but end user products and/or product applications have yet to be fully developed.

Proprietary Technology, page 7

The Microfluidics Industry, page 7

3.	We note the disclosure in the bullet points below the first paragraph. Please explain in greater detail how microfluidics technology will accomplish these goals.

In accordance with the Staff’s comment, the Company has added additional language on page 7 to explain in greater detail how microfluidics technology will reduce processing time in the specified technological applications.

4.	We note the disclosure in the last sentence of second paragraph. Please explain why existing technology has limited microfluidics to laboratory systems.

In accordance with the Staff’s comment, the Company has provided additional disclosure on page 8 to explain why existing technology has limited microfluidics to laboratory systems.

5.
We note the disclosure in the third paragraph. Please explain why Osmotex’s technology will enable devices using microfluidics technology to be used on a commercial basis, outside of laboratory systems.

Please see the disclosure added to page 8 in response to the Staff’s comment No. 4, which the Company believes explains why Osmotex’s technology will enable devices using microfluidics technology to be used on a commercial basis. Specifically, on September 5, 2006, the Company announced via press release the successful completion of a microfabricating program conducted by the Centre Suisse d’Electronique et de Microtechnique SA (CSEM) in Switzerland, successfully integrating thousands of Osmotex’s microactuators on a single microchip, thus simplifying the mass production of complex microfluidic systems.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
September 8, 2006

6.
We note the statement in the last sentence of the fifth paragraph that you believe Osmotex has the capacity to develop a microactuator. The disclosure elsewhere in your filing indicates that this technology has already been developed and that you are merely trying to sub-sub-license this technology to third parties. Please clarify.

The Osmotex microactuator technology is essentially ready for commercialization. The statement in the fifth paragraph refers to the fact that Osmotex expects the microactuator to undergo further refinement and specialization once licensed to a manufacturer, who will design the pump to meet their specific needs. Osmotex has the capacity to both license the technology and assist in the specialization process through its consulting services.

The critical components of the pump are: low energy consumption, no moving parts, microscopic size, and individually addressable pumps on a single microchip. The prototype pump is meant to be fully customizable for the licensees’ specific purposes. This technology is readily available through Osmotex.

7.
We note the disclosure in the sixth paragraph regarding “lab-on-a-chip.” Please explain this technology and the industry example in greater detail. Your current disclosure assumes that the reader already has a familiarity with the technology and the industry for which you provide the example. Please also comply with this comment in the section entitled “Micro-Electrical-Mechanical Systems” on page 11.

In accordance with the Staff’s comment, the Company has added additional disclosure on page 9 to describe “lab-on-a-chip” technology and the industry in more detail. In addition to the section now appearing on pages 13-14, Micro-Electrical-Mechanical Systems (MEMS) is previously described on pages 3 and 9, which the Company believes provides the additional background detail about MEMS.

8.
We note the disclosure in the sixth sentence of the sixth paragraph that lab-on-a-chip is suited for “high-throughout analyses.” We also note the disclosure in the ninth sentence of the sixth paragraph that lab-on-a-chip is suited to “small-scale analyses.” Please reconcile or explain in greater detail.

The term “high throughput analysis,” when referring to the lab-on-a-chip technology, relates to the processing speed of the chip which can be extremely high due to parallelization of processes on the chip. As an example, one could test for a large number of diseases by splitting a saliva sample between several microfluidic channels, each equipped with micropumps and sensors to analyze for a specific disease. The term “small scale analysis” refers to the fact that the microscopic size of the pump and mixers, combined with the capability to have between 1,000 and 100,000 separately addressable pumps on a single chip, allows for highly detailed, sensitive analysis to occur - all on a single chip. Small scale analysis also involves very small amounts of samples and reagents. The Company has added clarifying language on page 9.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
September 8, 2006

9.	We note the disclosure in the seventh paragraph regarding the applications that microfluidics technology could impact. Please explain how it will impact these applications.

In accordance with the Staff’s comments, the Company has added significant disclosure on page 10 to explain how the specified applications could be impacted by microfluidics technology.

Microactuators, page 9

10.	We note the disclosure in the second to last paragraph. Please explain in greater detail the purpose of the research network and its current operations.

In accordance with the Staff’s comment, the Company has explained in greater detail on page 13 the purpose and current operations of the Company’s research network.

11.
We note the disclosure in the last paragraph. It appears that Osmotex is directly developing a number of products based on its technologies. Please explain how your licensing arrangement works with respect to these products, as opposed to sub-sub-licensing the underlying technology. For example, will you market the products or do these products fall outside the terms of your license agreement?

In accordance with the Staff’s comment, the Company has added additional disclosure on page 14 to explain that any and all proprietary products developed by Osmotex will be marketed by IQ Micro and will fall within the current licensing program.

Risk Factors, page 14

We will need additional capital to execute our business plan..., page 15

12.
We note the disclosure that you need $2,000,000 in additional capital and that you have raised $1,500,000 from Cornell Capital Partners and that you expect you will receive the remaining $500,000 through an investment arranged by D. P. Martin. However, it appears that you only received net proceeds from your transaction with Cornell Capital Partners of $1,290,000. We note the proceeds disclosed in the first full paragraph on page 29. Please clarify.

In accordance with the Staff’s comment, the Company has provided additional disclosure to explain that the Company may have a funding gap of up to $210,000.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
September 8, 2006

We have substantial leverage, which may affect our ability..., page 16

13.	Please disclose your total indebtedness.

In accordance with the Staff’s comment, the Company has provided additional disclosure on page 17 to clarify that, at June 30, 2006, the Company’s total current liabilities were $286,792 and total long-term liabilities were $1.5 million which related to the Secured Convertible Debentures arranged by Cornell Capital Partners.

To service our indebtedness..., page 18

14.	Please disclose your annual debt service obligations.

In accordance with the Staff’s comment, the Company has disclosed on page 20 that it has no annual debt service obligation.

Despite current indebtedness levels, we and our subsidiary may still..., page 18

15.
Please reconcile this risk factor with the disclosure in the last bullet point of the risk factor entitled “Restrictive covenants in our Securities Purchase Agreement and Secured Convertible Debentures...” beginning on page 17.

The risk factor beginning with “Despite current indebtedness levels, we and our subsidiary may still…” has been deleted.

Our Chief Executive Officer, Chief Financial Officer and Chief..., page 19

16.
Please disclose the percentage of time that Messrs. Christiansen and Rudman should devote to your business. In this regard, we note the disclosure in your response to comment 35 of our letter dated March 8, 2006.

In accordance with the Staff’s comments, the Company has added disclosure on page 21 to clarify that Messrs. Christiansen and Rudman are currently devoting approximately 67% of their time to the Company.

Item 5. Directors and Executive Officers, Promoters and Control Persons…, page 36

17.	Please describe the nature and duration of Mr. Rudman’s employment with D.P. Martin in his biographical sketch.

In accordance with the Staff’s comment, Mr. Rudman’s biographical sketch on page 35 has been amended to reflect that he was recruited by D.P. Martin on May 1, 2005 as a professional accountant to assist with financial advisory services being provided to clients including the Company. On May 1, 2005, the Company entered into a Management Agreement with D.P. Martin in which Mr. Rudman was designated to provide the management services to the Company. Mr. Rudman also agreed to act as Chief Financial Officer and Director of the Company.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
September 8, 2006

Item 8. Description of Securities, page 45

Secured Convertible Debentures, page 45

18.
We note the disclosure in the first paragraph that the debentures are convertible into 27,000,000 shares of your common stock. We also note your disclosure in the table on page 48 illustrating the number of shares that are issuable upon the conversion of the debentures at a range of assumed prices. Please reconcile.

There is no direct reconciliation between the 27 million shares and the table on page 48. The Company agreed to register a maximum of 27 million shares with respect to the four Secured Convertible Debentures arranged by Cornell Capital Partners. The maximum number of shares to be registered was determined by dividing the total dollar value of the four Secured Convertible Debentures ($1.5 million) by a number equal to 80% of the lowest closing bid price ($0.32). The resulting number of approximately 4.7 million was multiplied by a multiple of five. This resulting number of approximately 23.4 million was increased by 3.2 million representing the total number of issued warrants. The total of approximately 26.6 million was then rounded up to 27 million shares.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 57

19.
You indicated that the financial statements have been revised to reflect the amortization of costs related warrants. Please include a footnote in your financial statements that discusses the restatement related to the amortization of costs related to warrants. Please disclose investor relations and loan interest and finance fees as reported and as restated in the footnote with the restated items shown as reconciling items. Please also disclose changes in the line items in your balance sheet, as applicable. Your opinion should also reference this footnote in your financial statements. Please refer to paragraphs 13, 36 and 37 of APB 20 for the correction of an error in previously issued financial statements.

The Company has revised its disclosures as a result of the Staff’s comment. In addition, the Report of Independent Registered Public Accounting Firm has been revised to reference the note containing the revised disclosures.

Consolidated Statement of Changes in Stockholders’ Deficit, page 60

20.
Please include the amount of the net loss for the period October 1, 2004 to March 31, 2005 in your statement of changes in stockholders’ deficit. At present, your accumulated deficit column does not sum correctly. Please revise accordingly.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
September 8, 2006

As a result of the Staff’s comment, the changes in stockholders’ deficit has been revised to include the amount of the net loss for the period October 1, 2004 to June 30, 2005.

Note 6 - Secured Convertible Debenture, page 67

21.
We read your response to comment 62 from our letter dated March 8, 2006 and Exhibit A. It does not appear that you correctly performed the relative fair value allocation discussed in paragraph 6 of EITF 00-27 in determining the relative fair values allocated to the warrants and the debt. Instead, it appears you took the fair value of the warrants and allocated the residual value to the debt. Please revise your accounting for each of your issuances of convertible debt with warrants to perform the relative fair value allocation in the manner described in paragraph 6 of EITF 00-27 and then determine the effective conversion rate and the amounts of the beneficial conversion features. Please provide us with revised computations for these debentures in a manner similar to Exhibit A once the revised allocations have been performed and revise your accounting and disclosures in the filing accordingly.

The Company believed it correctly performed the relative fair value allocation discussed in paragraph 6 of EITF 00-27. Upon review of the calculations contained in Exhibit A, however, the Company noted that it should have taken the fair value of the beneficial conversion feature (rather than the warrants) and allocated the residual value to the debt and warrants (rather than the beneficial conversion feature). As a result, the Company has revised its allocations and related accounting and disclosures for each of its issuances of convertible debt with warrants.

22.
We read your response to comment 63 from our letter dated March 8, 2006. You indicate that based on the mechanics of APB 21, it is not possible to calculate the interest on the net balance of the secured convertible when the allocated amount of the discount equals the amount of the proceeds allocated to the convertible security. If you believe it is not possible to use the interest method, since the beginning net balance is zero, then an alternative method must be selected for amortization of the discount. Nonamortization of the discount is not an acceptable alternative. Please select an alternative amortization method and amortize the discount over the stated life of the debt. Please revise your accounting and disclosure for each of your other similar convertible debt issuances as well. See paragraph 15 of APB 21 and paragraph 19 of EITF 00-27.

As a result of the revised calculations in response to Comment 21, the Company has revised its interest calculations to amortize the debt discount over the stated life of the debt.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
September 8, 2006

23.
We have read your response to comment 64 from our letter dated March 8, 2006. You indicate that you must file a registration statement no later than June 29, 2006. Please disclose in this footnote the liquidated damages that you are required to pay in cash or stock if a registration statement is not filed with the Securities and Exchange Commission by June 29, 2006.

The deadline to file the registration statement has been extended to September 30, 2006. As a result of the Staff’s comment, the note to the financial statements has been expanded to disclose the liquidated damages required to be paid in cash and stock if a registration is not filed with the Securities and Exchange commission by September 30, 2006.

Note 7 - Share Capital, page 69

Warrants, page 69

24.
On March 29, 2006, you closed another private placement of 8% Secured Convertible Debentures for gross proceeds of $500,000. You indicate that the value of the warrants was recorded as a discount to the convertible debenture and is being amortized over the five-year term of the warrants at $8,334 per month. Please revise your amortization period for the discount to use the three-year term of the debenture, rather than the five-year term of the warrants, as required by paragraph 19 of EITF 00-27.

As a result of the Staff’s comment, the Company has revised its amortization period for the discount to use the three year term of the debenture.

25.
We read your response to comment 68 from our letter dated March 8, 2006. We do not understand why these shares do not represent contingently issuable shares considering that these shares would only be released to D.P. Martin if and when it fulfills its financing commitment. Accordingly, we still do not understand why these shares should be included in computing either basic or diluted EPS until the criteria in paragraph 30 of SFAS 128 have been met. Please revise your basic and diluted EPS, as appropriate.

As a result of the Staff’s comment, the Company has revised its basic and diluted loss per share calculations.

Note 8 - Related Party Transactions, page 70

26.
We have read your response to comment 54 from our letter dated March 8, 2006. Please provide the dollar amounts of the transactions for each of the periods for which income statements are presented. See paragraph 2(c) of SFAS 57.

As a result of the Staff’s comment, the Company has expanded its Related Party Transactions note to provide the dollar amounts of the transactions.

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

Securities and Exchange Commission
September 8, 2006

On behalf of the Company, we hope the Staff finds this letter and the enclosed material responsive to its comments on the Amended Registration Statement. The Company hopes to have the Amended Registration Statement declared effective as soon as possible. Therefore, we would appreciate a prompt review by the Staff of the enclosed materials. Should members of the Staff have any questions or comments regarding these materials, please feel free to call me at (561) 650-0709.

Sincerely,

/s/ Howard S. Burnston
Howard S. Burnston

HSB:ddg

WPB 899216.2

GUNSTER, YOAKLEY & STEWART, P.A.
ATTORNEYS AT LAW

EXHIBIT A

IQ Micro
Allocation of Fair Values

Calculation of conversion	Date Issued				Date Issued		Date Issued
	12-Aug-05		30-Sep-05		30-Nov-05		29-Mar-06	30-Jun-06

FV Of the Debentures	500,000.00		500,000.00		500,000.00		500,000.00	500,000.00

Less the value of the warrants	-		-

	500,000.00		500,000.00		500,000.00		500,000.00	500,000.00

80% of the Stock Price	0.41		0.48		0.34		0.28	0.60

Number of shares	1,219,512.20		1,041,666.67		1,470,588.24		1,785,714.29	833,333.33

Black Scholes price	0.25		0.29		0.20		0.18	0.38

	12-Aug-05		30-Nov-05		29-Mar-05		29-Mar-05	30-Jun-06

Proceeds from the conv debt	500,000.00		500,000.00		500,000.00		500,000.00	500,000.00
Fair value of the conversion feature	304,878.05	A	302,083.33	A	294,117.65	A	321,428.57	316,667.00
Proceeds to be allocated	195,121.95		197,916.67		205,882.35		178,571.43	183,333.00

Fair value of the debt	500,000.00	B			500,000.00	B	500,000.00
Fair value of the warrants	51,000.00	A			42,000.00	A	630,000.00
Total Fair value	551,000.00				542,000.00		1,130,000.00

Allocated portion to the debt	177,061.66				189,928.37		79,013.91
Allocated portion to the warrants	18,060.29				15,953.98		99,557.52
Total	195,121.95				205,882.35		178,571.43

Cash	500,000.00				500,000.00		500,000.00
Convertible debt	(177,061.66)				(189,928.37)		(79,013.91)
Beneficial conversion feature + warrants	(322,938.34)				(310,071.63)		(420,986.09)

	-				-		-

Note methodology was discussed witht the SEC.

A) Fair value determined using the Black-Sholes Model
B) Based on the interest rate the fair value equals the face value